EXHIBIT 99.1

POET Technologies Announces Availability of Samples of its 100G and 200G CWDM4 Optical Interposer-based Engines

TORONTO, June 08, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of integrated optical engines for the optical communications, computing and sensing markets, all based on the POET Optical Interposer™, announces that samples of its 100G and 200G CWDM4 Optical Engines will be available beginning in early July.

Powered by four flip-chipped 28G and 28G PAM4 CWDM (course wavelength division multiplexed) DFB (distributed feedback) lasers, the POET Optical Engines include an integrated athermal multiplexer and demultiplexer, 28G detectors, monitor photodiodes and bonding pads. Operating to MSA (Multi-Source Agreement) standards for the QSFP28 module, the POET Optical Engines will be available in chip sets for transmit only, receive only or in a combination transmit and receive single multi-chip engine less than 60mm square.

Built on a high resistivity 8” silicon wafer with low-loss, athermal waveguides, POET’s Optical Engines include passively-aligned active devices and superior thermal management. These engines offer best-in-class coupling efficiencies, including to fiber attach units, and operate over a range of 500m to 10km under ambient operating temperatures of 0°C to 70°C.

Based on the novel POET Optical Interposer platform, the 100G and 200G Optical Engines are fabricated entirely at wafer scale, offering unparalleled cost and size advantages. All engines are fully tested and burned-in prior to shipment. Super Photonics Xiamen, POET’s joint venture with Sanan IC, will be manufacturing the optical engines, with the capability to rapidly scale for customers with high-volume requirements.

POET will also soon be offering 400G DR4 and FR4 transmit and receive optical engines. Samples of the receive optical engine will be available in September. Samples of the transmit engine, based upon high power CW (continuous wave) lasers and silicon photonic modulators, will be available beginning in Q4 2021.

Live demonstrations of POET products are being conducted by the Company during the virtual Exhibition at the Optical Fiber Conference (OFC) taking place from Monday through Friday, June 7 – 11, 2021. For additional information or a demonstration, interested parties may contact Vivek Rajgarhia, the Company’s President & General Manager at the following email address: vivek@poet-technologies.com.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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